

Fund Managers



Kent G. Croft
CIO and President, Croft Leominster
Co-Portfolio Manager, Croft Value Fund

Kent G. Croft is president and CIO of Croft Leominster. He oversees investments and co-manages the Croft Value Fund (CLVFX). He holds an A.B. degree (1985) from Dartmouth College. From 1985 through 1988, Kent was employed as a manager in the equity department at Salomon Brothers, Inc., New York. From 1988 to 1989, he was Vice President, Real Estate Investments for Bryans Road Corp. In 1989, Kent founded Croft Leominster, Inc. with L. Gordon Croft, his father.



G. Russell Croft
Vice President, Croft Leominster
Co-Portfolio Manager, Croft Value Fund

G. Russell Croft is vice president of Croft Leominster and co-portfolio manager of the Croft Value Fund (CLVFX). He holds a B.A. degree (1996) from Washington and Lee University and obtained his M.B.A. (1998) from the University of London. Before coming to Croft Leominster, Russell had experience working for Gabelli & Company in New York. Russell has been a portfolio manager for the Croft Value Fund since 2006.

Croft Funds

800.551.0990

www.croftfunds.com

Please consider the investment objectives, risks and charges and expenses of the Fund before investing. Before investing, you should carefully read the Fund's prospectus, which contains this and other information about the Fund. Call Croft Funds Corp. at 800-551-0990 for a prospectus or visit our Web site, www.croftfunds.com.

Croft Leominster is an investment advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940.

Idea Generation
for Long-Term Investors



RESEARCH.VALUE.CONTRARIAN.

INVESTMENT PHILOSOPHY

CROFT LEOMINSTER, ADVISOR TO THE FUND

Located in downtown Baltimore at the historic Canton House, Croft Leominster, Inc. is a family owned and operated money manager. The firm has been part of the Inner Harbor neighborhood since 1989. The firm managed approximately $700 million in assets as of 1/31/10.

Value Oriented, Partially Contrarian, Seeking the Best Ideas

At Croft Leominster, we are classic stock pickers, grounded in a research-driven, value-oriented investment approach. Our process is highly disciplined and our style consistent. We scour the entire equity market to find what we believe are undervalued opportunities poised to offer our shareholders the potential for higher returns over time.

Focused on Value
- Value oriented, research driven.
- Seek to buy at "80 cents on the dollar."
- Look for opportunities to find good long-term investments.

Built on Generating Stock Ideas
- Established to be a repository and originator of unique ideas.
- Bottom-up approach based on extensive research.
- Gather ideas from a variety of sources— both internal and external.

Operate without Constraints
- Not limited by externally-defined style boxes or market capitalization.
- Managers and analysts are generalists.
- Freedom and flexibility to go where we find value.

Aligned with Shareholders
- We "eat our own cooking."
- Individual and firm assets are invested in the fund along with our shareholders.
- Focused on one thing only—managing money for the benefit of our shareholders/clients.

RESEARCH PROCESS

Adding Value for the Long Term

Our managers follow a methodical multi-step process. Stock ideas originate from inside the firm or arrive through a variety of external experts and research firms. We condense them by using traditional valuation metrics (such as price-to-earnings ratio) and targeting strong earnings, cash flow, asset quality, and growth potential not reflected in current stock price.

We identify value by these characteristics:
1. **Contrarian**—Challenges the herd mentality.
2. **GADP** (Growth at a Discounted Price)—Allows the firm to invest in sectors/industries not characteristic of a typical value investor.
3. **Catalyst** – Seeks discounts to asset values, restructurings, and other significant factors.

Long-Term Approach
- We look to turn stock ideas into long-term stock commitments.
- We have the patience to wait for good entry points and try to hold stocks for at least 3-5 years.
- Tax efficiency is a natural by-product of long-term investing; our portfolio turnover rate averaged 15% over the 5-year period ended 12/31/09.



80 +/- holdings CLVFX

Select "best ideas"

200 investment candidates

Discounted price
Catalyst for growth
Contrarian plays

Trim securities, focused on value

Analyze:
- Price-to-earnings ratios
- Strong cash flow
- Asset quality
- Potential for growth not reflected in current price

Stock ideas, all sizes & sectors

| Internal research | Independent network | Street analysts | Collective experience |

Bottom-Up Stock Picking Process